UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended October 31, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
October 3, 2022	158,526	242.31p	243.50p	236.00p
October 4, 2022	167,048	244.19p	247.50p	239.50p
October 5, 2022	176,489	244.45p	246.00p	240.00p
October 6, 2022	183,376	250.86p	255.50p	246.00p
October 7, 2022	203,840	220.45p	240.00p	211.00p
October 10, 2022	245,714	224.30p	231.00p	219.50p
October 11, 2022	253,269	217.41p	224.50p	211.50p
October 12, 2022	264,861	215.92p	219.00p	206.00p
October 13, 2022	271,644	216.73p	220.00p	211.50p
October 14, 2022	273,465	223.65p	225.50p	219.00p
October 17, 2022	82,217	227.88p	229.00p	223.50p
October 18, 2022	38	229.00p	229.00p	229.00p
October 19, 2022	177,073	232.09p	233.00p	227.00p
October 20, 2022	229,136	231.16p	235.00p	226.50p
October 21, 2022	234,760	231.42p	235.50p	223.50p
October 24, 2022	238,607	233.03p	235.50p	225.00p
October 25, 2022	241,303	230.52p	237.50p	224.50p
October 26, 2022	127,619	239.63p	242.00p	236.50p
October 28, 2022	42,543	223.21p	236.50p	231.00p
October 31, 2022	40,433	233.57p	236.50p	231.00p

During the month ended October 31, 2022, the Company repurchased an aggregate of 3,611,961 Ordinary Shares. As of October 31, 2022, the Company’s issued share capital was 289,080,542 shares, 10,268,306 of which were held in treasury, resulting in total voting rights in the Company of 278,812,236 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

October 3, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4531698.html

October 4, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4533032.html

October 5, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4534777.html

October 6, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4536212.html

October 7, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4537828.html

October 10, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4539273.html

October 11, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4540803.html

October 12, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4542535.html

October 13, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4543998.html

October 14, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4545445.html

October 17, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4547077.html

October 18, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4548503.html

October 19, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4550073.html

October 20, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4551687.html

October 21, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4553065.html

October 24, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4554714.html

October 25, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4556176.html

October 26, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4557921.html

October 28, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4560948.html

October 31, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4563450.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: November 3, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer